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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-K and Form 10-KSB          [ ] Form 20-F
[ ] Form 10-Q and Form 10-QSB          [ ] Form N-SAR

For period ended: __________________________________

[X] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: December 31, 1998

 Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

  Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________________

PART I - REGISTRANT INFORMATION

Full Name of Registrant: On2.com Inc.

Former Name if Applicable: Applied Capital Funding, Inc.

Address of Principal Executive Office (Street and Number): 375 Greenwich Street

City, State and Zip Code: New York, New York 10013

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

This is the transition report on Form 10-KSB for the Registrant following its merger with The Duck Corporation on June 15, 1999. Prior to the merger, the Duck Corporation's fiscal year ended on September 30; the Registrant's fiscal year ends on December 31. Accordingly, the Registrant must provide audited financial information for the three month period ended December 31, 1998. Because of the administrative burdens placed on management in preparing this information, the Registrant needs additional time to complete its transition report on Form 10-KSB.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Warren M. Clemans, Esq.                (206)                 623-7580
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      (Name)                         (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                            [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [ ] Yes   [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                               On2.com Inc.
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              (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 13, 1999               By: /s/ Barry M. Shereck
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                                          Barry M. Shereck
                                          Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form. ---------------------------------ATTENTION-------------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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